QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

VeriFone Holdings, Inc.
Subsidiaries of the Registrant

Legal Name	Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
VeriFone (Argentina) S.A.	Argentina
VeriFone Australia Pty. Limited	Australia
VeriFone do Brasil LTDA	Brazil
VeriFone SA	France
VeriFone Hong Kong Limited	Hong Kong
VeriFone North Asia Limited	Hong Kong
VeriFone S.r.l.	Italy
VeriFone India Private Limited	India
VeriFone Ltd. (Malta)	Malta
VeriFone S.A. de C.V.	Mexico
VeriFone B.V.	Netherlands
VeriFone Sp.z.o.o	Poland
VeriFone Shanghai Co. Ltd.	PRC
VeriFone Singapore Pte. Ltd.	Singapore
VeriFone Systems Pte. Ltd.	Singapore
VeriFone (South Africa) Pty. Ltd.	South Africa
VeriFone España, S.A.	Spain
VeriFone (UK) Limited	United Kingdom

QuickLinks

  Exhibit 21.1